Exhibit 99.1

News

Contact:
Ran Vered

Chief Financial Officer

+972-77-774-5060

ranv@radcom.com

FOR IMMEDIATE RELEASE

RADCOM CALLS ANNUAL GENERAL MEETING OF SHAREHOLDERS

TEL AVIV, Israel – July 12, 2016 − RADCOM Ltd. (NASDAQ: RDCM) (the “Company”), today announced that it has scheduled an annual general meeting of shareholders (“Meeting”), to take place on Tuesday, August 16, 2016, at 4:00 p.m. (Israel time), at the offices of the Company, which are located at 24 Raoul Wallenberg Street, Tel Aviv, Israel. The record date for the meeting is on July 12, 2016.

Proxy statements describing the proposals on the agenda and proxy cards for use by shareholders that cannot attend the Meeting in person will be sent by mail, on or about July 15, 2016, to the Company’s shareholders of record and to shareholders that hold shares registered with the American Stock Transfer & Trust Company.

Proxy cards for use by shareholders that cannot attend the Meeting in person, must be properly executed and received by Company, not less than 48 hours prior to the time fixed for the Meeting.

The Company will also furnish the proxy statement to the Securities and Exchange Commission on Form 6-K.

The agenda of the Meeting is as follows:

(1)	To re-elect the following members of the Board of Directors: Mr. Zohar Zisapel, Mr. Matty Karp and Ms. Rachel (Heli) Bennun;

(2)	To re-elect Mr. Uri Har and Ms. Irit Hillel as our external directors for a fourth three-year term;

(3)	To approve an amendment to our Amended and Restated Articles of Association;

(4)	To approve the compensation to be paid to our directors;

(5)	To approve amendments to our Compensation Policy;

(6)	To approve the compensation to be paid to Yaron Ravkaie, our Chief Executive Officer;

(7)	To approve the bonus to be paid to the Active Chairwoman of our Board of Directors;

(8)	To re-appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as our independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of our Board of Directors to fix their remuneration;

(9)	To discuss the auditors’ report and our consolidated financial statements for the year ended December 31, 2015; and

(10)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than July 19, 2016. If the Company will determine that a shareholder proposal has been duly and timely received and is appropriate, it will publish a revised agenda in the manner set forth in the proxy statement.

Quorum

Two or more shareholders of the Company holding shares conferring in the aggregate at least one-third (1/3) of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the meeting.

In the event the above quorum will not be present in person or by proxy, the Meeting will be postponed to August 23, 2016.

Voting Requirements

Items 1, 3 and 8 require the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on the matter.

Items 2 and 4-7 requires the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the ordinary shares voted on the matter by shareholders who are not controlling shareholders or who do not have a personal interest in the matter are voted in favor or (ii) the total number of ordinary shares voted against such matter by shareholders who do not have a personal interest in the matter or who are not controlling shareholders, does not exceed two percent of our outstanding ordinary shares.

Position Statements

Any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our General Counsel at the following address: Radcom Ltd., 24 Raoul Wallenberg Street, Tel Aviv 69710, Israel, Attention: General Counsel, or by facsimile to +9723-6474681, no later than August 7, 2016.

About RADCOM

RADCOM (NASDAQ: RDCM) is a first-mover and leading provider of NFV-ready service assurance and customer experience management solutions for Communications Service Providers (CSPs). RADCOM’s software - MaveriQ - continuously monitors network performance and quality of services, to optimize user experience for CSPs’ subscribers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS and others. MaveriQ enables CSPs to smoothly migrate their networks to NFV by assuring physical, NFV-based and hybrid networks. For more information, please visit www.radcom.com.